HERNÁNDEZ, MAYORQUÍN, GUTIÉRREZ,
RODRÍGUEZ Y CASTILLO, S.C.
A B O G A D O S

FERNANDO HERNANDEZ GOMEZ
LUIS FELIPE MAYORQUIN VELEZ
JORGE GERARDO GUTIERREZ ORTIZ MONASTERIO
ANTONIO RODRIGUEZ LOPEZ
RICARDO CASTILLO ACEVES
EDUARDO MOEL MODIANO

AV. TOREROS SUR NO. 830
COLONIA JARDINES DE GUADALUPE
ZAPOPAN, JALISCO, MEXICO 45030
TEL: (3) 620 68 00 FAX (3) 620 68 08
hmgrc@hmgrc.com.mx
www.hmgrc.com.mx

02028133

March 15, 2002.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

MAR 26

SUPPL

Attn: Filing Desk

Re: Hilasal Mexicana, S.A. de C.V..- Information Furnished Pursuant to Rule 12g3-2(b) – File 82-4743

PROCESSED
APR 10 2002
THOMSON FINANCIAL

Dear Sirs:

On behalf of Hilasal Mexicana, S.A. de C.V. (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing is an English version of the Company's non consolidated financial statements of (i) the fourth quarter of 2001 and (ii) annual financial statements for 2001, which were filed before the Bolsa Mexicana de Valores (the Mexican Stock Exchange) pursuant to its rules governing listed companies y Mexico.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities an Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (523) 620-6800 should you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.

dw 4/11

Sincerely,

Fernando Hernandez

HERNÁNDEZ, MAYORQUÍN, GUTIÉRREZ,
RODRÍGUEZ Y CASTILLO, S.C.
A B O G A D O S

FERNANDO HERNÁNDEZ GÓMEZ
LUIS FELIPE MAYORQUÍN VÉLEZ
GERARDO GUTIÉRREZ ORTIZ MONASTERIO
ANTONIO RODRÍGUEZ LÓPEZ
RICARDO CASTILLO ACEVES
EDUARDO MOEL MODIANO

AVENIDA TOREROS NO. 830
COLONIA JARDINES DE GUADALUPE.
ZAPOPAN, JALISCO, MÉXICO 45030
TEL. (3)620-68-00 FAX 620-68-08
hmgrc@hmgrc.com.mx
www.hmgrc.com.mx

Guadalajara, Jalisco, March 15th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Filing Desk

MAR 26 2002

Ref: HILASAL MEXICANA, S.A. DE C.V.
General information regarding the
Stockholders General Meeting held on the 14th of March, 2002.

Fernando Hernández Gómez, as per instructions of the Board of Directors of HILASAL MEXICANA, S.A. de C.V., I hereby report a:

BRIEFING OF THE RESOLUTIONS TAKEN BY THE STOCKHOLDERS GENERAL ORDINARY MEETING OF HILASAL MEXICANA, S.A. DE C.V. EXECUTED ON THE MARCH 14, 2002.

The notice of the meeting was published on the 27th of February, 2002 in the newspapers called (i) Mural and (ii) Reforma.

1.-. The report presented by the Board of Directors for the fiscal year elapsed form January 1st to December 31st, 2001, which included the report of operations performed by the corporation regarding the purchase and sales of the corporation's own stock.

2.- The report of the Statutory Examiner of the Corporation regarding the truthfulness, sufficiency and reasonability of the information presented by the Board of Directors in the terms of the previous section was approved.

3.- All resolutions taken by the Board of Directors and by the Stockholders Meeting within the fiscal year previously stated where approved.

4.- The application of the corporation's results was approved under the following terms:

	(thousands of pesos)
Net Income:	$29,335
Application:	
1.- Amount necessary to increase the legal reserve in accordance with article 20 of the General Corporations Law (Ley General de Sociedades Mercantiles):	$1,467
2.- Increasing in the profit and loss account:	$27,868

5.- The following people where assigned as members of the Board of Directors:

Assistant Members:

Ernesto Sol Lorenzana
Arturo Sagrera Palomo
Alejandro Rodríguez Rodríguez
Teresa Sagrera de Jokish
Wenceslao López Goerne
Salvador Infante Meyer

6.- Fernando Hernández Gómez was assigned as Pro-Secretary without been a part of the Board of Directors.

7.- In virtue of the above the appointed members of the Board of Directors are the following:

PRESIDENT
Lic. Pablo García Barbachano

ASSISTANT
José Luis González Silva

SECRETARY
Sr. Eduardo Sol Masachs

ASSISTANT
Ernesto Sol Lorenzana

MEMBERS	ASSISTANT MEMBERS
Ricardo Sagrera Bogle	Arturo Sagrera Palomo
José Eduardo Sol Lorenzana	Alfredo González Barba
Jorge García Fernández	Jaime Ruvalcaba Sánchez
Armando García Fernández	Alejandro Rodríguez Rodríguez
José Julián Franco Oyanguren	Wenceslao López Goerne
Edwin Sagrera Bogle	Teresa Sagrera de Jokish
John Ramos Michelangeli	Salvador Infante Meyer

Pro-Secretary without forming a part of the Board of Directors:
Mr. Fernando Hernández Gómez.

STATUTORY EXAMINER
Humberto Valdés Mier.

ASSISTANT STATUTORY EXAMINER
Luis Enrique Guzmán Ahumada.

8.- Humberto Valdés Mier was ratified in office as Statutory Examiner of the corporation and Enrique Guzmán Ahumada was appointed as Assistant Statutory Examiner.

9.- It was resolved for the proprietary and assistant members of the Board of Directors, the Pro-Secretary and the Statutory Examiner to receive a gold coin of fifty pesos per each session that they attend.

9.- An amount of $17,035,846.00 Mexican Currency as the maximum amount authorized in order to be used for the purchase of the corporation's own stock, amount which is a part of the reserve for the purchase of the corporation's own stock as to this date.

10.- It was unanimously resolved to pay dividends on a basis of $0.23 (twenty three cents of a peso Mexican Currency) per share, which will be paid against the Net Fiscal Reinvested Profit Account (CUFINRE) for the 2000 and 2001 fiscal years. Such payment will be executed, only if the proper procedures are met, against the coupon number three of the stocks certificates deposited in SD. Indeval, S.A. de C.V..

11.- Especial deputies for the formalization where designated.

12.- The minute of the Meeting was approved.

Sincerely.

Fernando Hernández Gómez
Pro- Secretary of the Board of Directors
HILASAL MEXICANA, S.A. DE C.V.

Hilasal

Hilasal Mexicana S.A. de C.V. February 2002

Fourth Quarter Report 2001

Comments

Dollar Values

- The domestic market recorded the highest sales during any fourth quarter, making total sales 3.1% higher than those recorded during the year 2000.
- Compared to the fourth quarter 2000, gross profit, operating profit and net profit recorded significant increases, 7.3%, 30.7% and 72.0% respectively.
- Accounts Payable, measured as the number of days from the sale date, reflects the best indicator in the past three years.
- Debt was reduced by 5.7%.

Last Twelve Months (January - December)

The peso experienced a 4.6% appreciation in regards to the dollar and the inflation rate was 4.4%. Both of the aforementioned figures had important repercussions on our Financial Statements as values were updated in accordance with generally accepted accounting principles.

	LTM Figures in thousands of dollars		Variation	
	2000	2001	US$	Pesos
Sales	48,751	45,406	- 6.9%	-13.5%
Gross Profit	16,759	14,436	-13.9%	-20.2%
Operating Profit	9,815	7,428	-24.3%	-29.9%
EBITDA	13,204	10,920	-17.3%	-23.4%
Net Profit	4,993	3,040	-39.1%	-43.4%

Earnings Statement IV/01 vs. IV/00 (October - December)

Total sales volume decreased 8.0%, increasing 3.1% in dollar terms and decreasing 5.0% in terms of pesos.

Domestic sales volume increased 18.9%, 27.3% in dollar terms and 17.3% in terms of pesos.
Export sales volume decreased 28.6%, a 20.9% decrease in dollar terms and 27.1% in terms of pesos.

Gross margin improved from 29.4% to 30.6%.

Operating expenses went from 17.9% to 16.0% over earnings as sales expenses went from 6.7% to 5.7%. Administrative expenses went from 11.2% to 10.3%, which represents a 12.4% decrease in real terms.

Operating margin for the fourth quarter 2000 was 11.5% and 14.6% for the same quarter 2001. This represents a 20.4% growth in terms of pesos and 30.7% in dollar terms.

EBITDA for the fourth quarter 2000 was 19.8% over sales and 23.4% for the same quarter 2001.

Total Financing Cost

Total financing cost amounted to $2.4 million pesos during the fourth quarter 2000 compared to ($7.7) million pesos for the fourth quarter 2001.

Interest paid decreased 46.2% in dollar terms and 50.5% in terms of pesos due to a decrease in interest rates of 1.89 points and an 11.2% decrease in total debt. Net interest in regards to sales went from 6.1% to 2.8%. The average interest rate in US dollars was 4.4%.

EBITDA to interest paid ratio was 7.3 times.
Exchange parity for the fourth quarter 2000 resulted in $3.4 millions compared to ($9.1) million pesos for the same quarter 2001.

Monetary adjustment for the fourth quarter 2000 amounted to $(7.2) compared to $(1.3) million pesos for the same quarter 2001.

Other Financial Operations

One million pesos were recorded under this heading. This resulted from inventory revaluation at a lower standard cost, a $1.9 million peso expense in unused installed capacity and $ 2.0 million pesos in employee compensation expenses.

Taxes, Employee Profit Sharing, Deferred Taxes (D-4) and Extraordinary Entries

$4.8 million pesos in income taxes and employee profit sharing expenses, and $617 thousand pesos in deferred taxes (D-4) were recorded under this heading.

Net Profit

Net profit for the quarter was $11.5 million pesos, which is 47.0% higher than the profit for the same period for the year 2000.

▶ Last Twelve Month Results 2001 vs. 2000 (January - December)

Total sales volume decreased 12.9%; 6.9% in dollar terms and 13.5% in terms of pesos.

Domestic sales volume increased 9.8%; 12.1% in dollar terms and 3.9% in terms of pesos. The percentage difference between volume and value in pesos is due to the fact that our prices are dollar-based.

Export sales volume decreased 28.4%; 24.5% in dollar terms and 29.7% in terms of pesos.

Gross margin went from 34.4% to 31.8%.

Operating expenses experienced a 1.2 point increase to 15.3% over sales. Sales expenses remained at 5.9% and administrative expenses went from 8.3% to 9.5%.

Operating margin went from 20.2% to 16.4%.
Operating profit decreased 24.3% in dollar terms and 29.9% in terms of pesos.

EBIDTA represented 24.0% over sales.

Total Financing Cost

Total financing cost up to December 2000 was $10.1 million pesos compared to ($740) thousand pesos on December 2001.

Interest paid went from $24.4 to $17.0 million pesos and interest/sales ratio went from 4.6% for the year 2000 to 3.7% for 2001. In dollar terms interest paid went from $2.3 to $ 1.7 million. Exchange parity went from $3.2 million to ($10.6) million pesos. Monetary Adjustment for December 2000 was $(16.3) million pesos, compared to $(6.2) million pesos on December 2001.

Other Financial Operations

Inventory revaluation at a lower standard cost, unused installed capacity expenses and extraordinary employee compensation expenses are reflected under this heading.

Taxes, Employee Profit Sharing and Extraordinary Entries

Income taxes, employee profit sharing expenses and deferred taxes went from $24.7 million pesos on December 2000 to $14.6 million pesos on December 2001.

Net Profit

Net profit decreased 39.1% in dollar terms and 43.4% in terms of pesos. Net margin went from 10.3% to 6.8%. Earnings per share for the last twelve months were $0.23.

Balance Sheet December 31, 2001 vs. December 31, 2000

Total assets decreased 6.4% in dollar terms and 14.5% in terms of pesos. Inventories were 19.9% lower in dollar terms and 26.8% in terms of pesos. Accounts payable decreased 15.5% in dollar terms and 22.7% in terms of pesos. The average term for accounts payable was 79 days. Fixed assets decreased 0.3% in dollar terms and 8.3% in terms of pesos.

Total liabilities decreased 13.5% in dollar terms and 21.0% in terms of pesos. Debt decreased by $2.9 millions dollars, amounting to US$23.5 million. The short-term/long-term loan ratio was 25.0%/75.0%.

Stockholders Equity went from $28.9 to $29.8 million dollars or $290.4 to $273.8 million pesos. Stockholders Equity Actualization Account increased $15.4 million pesos as a result of the differential between the decrease in the exchange rate and inflation.

Net Accumulated Earnings as of December 2001 rose to $29.3 million pesos or US$3.0 million.

General Affairs

In an effort to reduce costs, various administrative departments have relocated to the plant in El Salto. This, along with personnel cuts, will have a positive effect on the operating expenses of the following year.

In accordance with this cost reduction strategy, our city offices relocated to Insurgentes Sur #1337. Suite 601, Col. Insurgentes Mixcoac, Delegación Benito Juárez. Our new telephone numbers are (0155) 5615-9496, 5615-9497 and 5615-9498.

Hilasal Mexicana joined the Anti-Corruption Campaign promoted by Secodam, incorporating its messages in our internal communiqués, as well as correspondence with our customers and suppliers.

Latin Trade Magazine ranked Hilasal in 13th place in export sales as a percentage of total sales.

The newspaper El Economista ranked Hilasal in 35th place among companies with a good performance during the Third Quarter 2001.

The Company's Share Liquidity Index went from 82nd to 86th place.


SALES
Ltm
Thousands of dollars
52,000
48,000
44,000
40,000
IV-00
I-01
II-01
III-01
IV-01


EBITDA
% of sales
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
IV-00
I-01
II-01
III-01
IV-01

	Fourth Quarter Pesos			Fourth Quarter Dollars*			Last 12 months Pesos			Last 12 months Dollars *		
	2000	2001	% variat.	2000	2001	% variat.	2000	2001	% variat.	2000	2001	% variat.
Sales	**102,063**	**96,994**	**-5.0%**	**10,151**	**10,468**	**3.1%**	**501,256**	**433,639**	**-13.5%**	**48,751**	**45,406**	**-6.9%**
Domestic	50,851	59,643	17.3%	5,056	6,435	27.3%	241,935	251,306	3.9%	23,511	26,361	12.1%
Export	51,211	37,351	-27.1%	5,096	4,032	-20.9%	259,321	182,333	-29.7%	25,240	19,044	-24.5%
Sales Cost	**72,043**	**67,335**	**-6.5%**	**7,168**	**7,266**	**1.4%**	**328,645**	**295,842**	**-10.0%**	**31,991**	**30,970**	**-3.2%**
Gross Profit	**30,020**	**29,659**	**-1.2%**	**2,983**	**3,202**	**7.3%**	**172,610**	**137,798**	**-20.2%**	**16,759**	**14,436**	**-13.9%**
Sales Expenses	6,847	5,496	-19.7%	681	594	-12.8%	29,813	25,502	-14.5%	2,903	2,671	-8.0%
Admin. Expenses	11,388	9,978	-12.4%	1,132	1,077	-4.8%	41,441	41,266	-0.4%	4,042	4,337	7.3%
Total Operating Expenses	**18,234**	**15,474**	**-15.1%**	**1,813**	**1,671**	**-7.8%**	**71,254**	**66,768**	**-6.3%**	**6,944**	**7,008**	**0.9%**
Operating Income	**11,785**	**14,185**	**20.4%**	**1,171**	**1,531**	**30.7%**	**101,357**	**71,029**	**-29.9%**	**9,815**	**7,428**	**-24.3%**
Depreciation	8,435	8,468	0.4%	838	915	9.1%	34,830	33,248	-4.5%	3,388	3,492	3.1%
EBITDA	**20,220**	**22,653**	**12.0%**	**2,009**	**2,446**	**21.7%**	**136,187**	**104,278**	**-23.4%**	**13,204**	**10,920**	**-17.3%**
Interest Paid	6,300	3,119	-50.5%	626	337	-46.2%	24,437	17,014	-30.4%	2,380	1,777	-25.3%
Interest Income	(30)	(399)	1209.9%	(3)	(43)	1203.5%	(1,118)	(919)	-17.8%	(108)	(98)	-9.3%
Exchange Parity	3,429	(9,138)		327	(986)		3,224	(10,645)		253	(1,160)	
Monetary Adjustment	(7,230)	(1,339)	-81.5%	(714)	(141)	-80.2%	(16,380)	(6,190)	-62.2%	(1,592)	(655)	-58.8%
Total Financing Cost	**2,469**	**(7,757)**		**236**	**(834)**		**10,163**	**(740)**		**932**	**(136)**	
Other Financial Operations	2,264	4,999	120.8%	227	541	138.1%	14,641	27,850	90.2%	1,392	2,946	111.7%
Profit bef Taxes & Profit Sharing	7,053	16,943	140.2%	708	1,823	157.6%	76,553	43,920	-42.6%	7,491	4,618	-38.4%
Taxes and Profit Sharing	(11,665)	4,801		(1,112)	534		9,099	23,034	153.1%	915	2,465	169.3%
D-4 Deferred Tax	10,880	617	-94.3%	1,104	58	-94.7%	15,597	(8,449)		1,583	(887)	-156.0%
Profit bef. Extraordinary Entries	7,838	11,525	47.0%	716	1,231	72.0%	51,857	29,335	-43.4%	4,993	3,040	-39.1%
Extraordinary Entries	-	-		-	-		-	-		-	-	
Net Income	**7,838**	**11,525**	**47.0%**	**716**	**1,231**	**72.0%**	**51,857**	**29,335**	**-43.4%**	**4,993**	**3,040**	**-39.1%**
Gross Margin%	29.4%	30.6%		29.4%	30.6%		34.4%	31.8%		34.4%	31.8%	
Sales Expenses / Sales %	6.7%	5.7%		6.7%	5.7%		5.9%	5.9%		6.0%	5.9%	
Admin. Expenses / Sales %	11.2%	10.3%		11.2%	10.3%		8.3%	9.5%		8.3%	9.6%	
Operating Margin %	11.5%	14.6%		11.5%	14.6%		20.2%	16.4%		20.1%	16.4%	
EBITDA / Sales	19.8%	23.4%		19.8%	23.4%		27.2%	24.0%		27.1%	24.0%	
Net Margin %	7.7%	11.9%		7.1%	11.8%		10.3%	6.8%		10.2%	6.7%	
EPS	0.0590	0.0896	51.9%	0.0054	0.0096	77.6%	0.3903	0.2280	-41.6%	0.0376	0.0236	-37.1%
Outstanding Shares	*132,881,000*	*128,654,146*		*132,881,000*	*128,654,146*		*132,881,000*	*128,654,146*		*132,881,000*	*128,654,146*	
Unit Sales	**1,405,256**	**1,292,960**	**-8.0%**	**1,405,256**	**1,292,960**	**-8.0%**	**6,719,767**	**5,853,912**	**-12.9%**	**6,719,767**	**5,853,912**	**-12.9%**
Domestic	**609,590**	**724,793**	**18.9%**	**609,590**	**724,793**	**18.9%**	**2,733,185**	**3,000,228**	**9.8%**	**2,733,185**	**3,000,228**	**9.8%**
% of Total Sales	43.4%	56.1%		43.4%	56.1%		40.7%	51.3%		40.7%	51.3%	
Export	**795,666**	**568,167**	**-28.6%**	**795,666**	**568,167**	**-28.6%**	**3,986,582**	**2,853,684**	**-28.4%**	**3,986,582**	**2,853,684**	**-28.4%**
% of Total Sales	56.6%	43.9%		56.6%	43.9%		59.3%	48.7%		59.3%	48.7%	
Production per Employee (Index)	0.90	1.02	13.3%	0.90	1.02	13.3%	5.94	5.76	-3.0%	5.94	5.76	-3.0%
Sales per Employee (Index)	0.66	0.98	48.3%	0.66	0.98	48.3%	5.63	5.50	-2.3%	5.63	5.50	-2.3%
Production Quality	93.0%	92.6%	-0.4%	93.0%	92.6%	-0.4%	92.2%	93.3%	1.2%	92.2%	93.3%	1.2%

▶ Earnings Statement (thousands)

	Pesos			Dollars *		
	2000	2001	% variat.	2000	2001	% variat.
Current Assets	267,632	212,523	-20.6%	26,679	23,178	-13.1%
Property, Plant & Equipment	403,091	369,511	-8.3%	40,183	40,299	0.3%
Total Assets	684,159	585,092	-14.5%	68,202	63,811	-6.4%
Current Liabilities	172,662	98,112	-43.2%	17,212	10,700	-37.8%
Long-Term Liabilities	154,233	161,607	4.8%	15,375	17,625	14.6%
Total Liabilities	393,705	311,223	-21.0%	39,247	33,942	-13.5%
Shareholders' Equity	290,455	273,868	-5.7%	28,955	29,868	3.2%
Leverage (TL / TA) %	57.5%	53.2%		57.5%	53.2%	
Liquidity (CA / CL)	1.55	2.17		1.55	2.17	

** Historical figures converted to dollars at the exchange rate at the close of each month*

▶ Balance Sheet (thousands)

Hilasal Mexicana S.A. de C.V.
Montemorelos 301, Guadalajara, Jalisco
Mexico 45060
Telephone (33) 3134-3434 * Fax (33) 3134-3445
E-mail: jorge@hilasal.com
Jorge García Fernández – Chief Financial Officer - Tel. (33) 3134-3407